29 February 2008

Via EDGAR and Federal Express

Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:      Daktronics, Inc.
     Form 10-K for the Fiscal Year Ended April 28, 2007
     Filed June 22, 2007
     File No. 000-23246

Dear Mr. O’Brien:

We have received your comment letter dated February 1, 2008 requesting explanation and supplemental information on the above-referenced filing and have provided the underlying information in response. We welcome comments you make on our filings, as our goal is to ensure that the filings are in accordance with all applicable rules and regulations. Each of your comments are included and numbered in the same order as your letter and are followed by our response.

Intellectual Property

1.     In future filings, please include information about material patents, including their duration, pursuant to Item 101(c)(1)(iv) of Regulation S-K.

Response:      Item 101(c)(1)(iv) of Regulation S-K states in part “To the extent material to an understanding of the registrant's business taken as a whole, the description of each such segment shall include the information specified in paragraphs (c)(1) (i) through (x) of this Section.” We believe that most of our patents are not material to an understanding of our business within the meaning of Item 101(c)(1)(iv) of Regulation S.-K. The principal purpose of most of our patents is not to create a barrier to entering our markets or give us a competitive advantage. Instead, we view most of our patents as part of our defensive strategy. Therefore most of our patents are designed to evidence when we created the technology covered by such patents in order to prevent a third party from arguing that it created new technology. For this reason, in our filings with the Securities and Exchange Commission, we used the phrase “limited proprietary protection.” However, we acknowledge that some of our patents should be described due to their material nature, and we will enhance these disclosures in our future filings to clarify the aforementioned items.

Customers

2.     In future filings, please identify the customer from which you derived over 10% of your revenue pursuant to Item 101(c)(1)(vii) of Regulation S-K.

Response:      Item 101(c)(1)(vii) of Regulation S-K requires disclosure of the name of the customer when sales exceed 10% and where the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole. The nature of our business generally is not repetitive business from one or a few significant customers year after year. In any fiscal year, we may receive more than 10% of our sales from one customer to which we had no sales in previous fiscal years and to which we expect limited or no sales in future fiscal years. (Note also that the likelihood of a 10% customer has decreased significantly due to our growth.) Thus, the loss of a single customer, even if sales from that customer represented more than 10% of our sales in a fiscal year, generally is not materially adverse to us. If the loss of a customer that represents more than 10% of our annual sales on an ongoing basis would be material, we would disclose the name of the customer in future filings. I would also point out that the customer in question in the disclosure was not expected at the time of filing and has not become a 10% customer in fiscal year 2008.

Competition

3.     At the beginning of the third paragraph, you state that the competitive landscape has changed significantly due to consolidation of your competitors. In future filings, please identify your main competitors.

Response:      Item 101(c)(1)(x) of Regulation S-K states in part “Generally, the names of competitors need not be disclosed. The registrant may include such names, unless in the particular case the effect of including the names would be misleading. Where, however, the registrant knows or has reason to know that one or a small number of competitors is dominant in the industry it shall be identified.” Based on the foregoing, we do not believe that the names of our competitors should be disclosed, as none of our competitors are dominant in the different segments in which we compete. However, based on your comment, in future filings we will describe in more detail the nature of the competition and the fact that no competitor is dominant.

Risk Factors

      We enter into fixed-priced contracts on a regular basis

4.     You state that you have certain long-term contracts and we note your discussion about long-term contracts in Note 7 of the Notes to Consolidated Financial Statements. In future filings please include a summary of the material terms of such contracts in your business section and file them as exhibits if required under Item 601(b)(10) of Regulation S-K.

Response:      We suspect that our use of the term “long-term contracts” may be confusing and warrants clarification. In SOP 81-1 the term used is “long-term construction contracts,” which is what we are referring to in the third paragraph under Critical Accounting Policies and Estimates and in other parts of our Form 10-K. In Note 7 of the Notes to the Consolidated Financial Statements, long-term contracts refer to sales contracts where payments (receivables) are received over a number of years. In both cases, we will clarify this terminology in our future filings, and will do so in our Quarterly Report on Form 10-Q for the fiscal quarter ended January 26, 2008. These contracts are entered into in the normal course of our business and do not meet the materiality requirements for disclosure under Item 601(b)(10) of Regulation S-K.

Statements of Income

5.     In future filings, please separately disclose product sales and service revenues pursuant to Article 5-03.1 of Regulation S-X. If service revenues are immaterial then please provide clarifying disclosure in future filings.

Response:      Our service revenues are less than 10% of revenues and therefore are not required to be disclosed under Article 5-03.1 of Regulation S-X. In future filings, we will provide disclosure of this fact within Note 1 of the Notes to Consolidated Financial Statements and other places as appropriate. We have also added this disclosure in our Form 10-Q for the fiscal quarter ended January 26, 2008.

Results of Operations

6.     Please expand your discussion of results of operations in future filings to quantify the reasons for the fluctuations in your line items year over year. Your current disclosures are unclear to readers as to which are the significant factors. For example, we note the following:

•

You disclose the most significant factors affecting gross profit margin in fiscal year 2007 as compared to fiscal year 2006 included the costs of bringing additional capacity on-line which included new facilities, higher costs of depreciation and inefficiencies in the manufacturing process, the costs associated with implementing lean manufacturing techniques, performance on contracts, the impact of operating at capacity during a significant portion of the year and higher overall warranty costs.

•

You disclose selling expenses increased in fiscal year 2007 as compared to fiscal year 2006 due to higher levels of personnel costs, international expansion, employee benefits, travel and entertainment expenses, depreciation, telephone costs, the increased number of sales and service offices and other costs associated with a higher number of employees.

The enhanced disclosure should enable a reader to better understand the extent to which operating results were impacted by specific factors. See Section 501.12.b.4 of the Financial Reporting Codification.

Response:      In future filings, we will further clarify our disclosure to indicate which factors have a greater impact on changes in material items and the relative relationships between the items disclosed. Also, where it is possible and feasible, we will add more quantitative analysis so that the reader is able to distinguish which items are materially driving key fluctuations.

Liquidity and Capital Resources

7.     Please revise your liquidity and capital resources disclosures in future filings to discuss the underlying reasons for the changes in the account balances that affected your cash flows year over year. For example, please discuss the reasons for the increase in your accounts receivables, inventories, and costs and estimated earnings in excess of billings. Consider providing a discussion of days sales outstanding ratio and inventory turnover ratio to allow your readers to better understand the increases in these balances. See Section 501.13.b of the Financial Reporting Codification.

Response:      We concur with this suggestion, and will include these disclosures in future filings as set forth in the Financial Reporting Codification.

Note 16. Quarterly Financial Data (Unaudited)

8.     In future filings, please provide clarifying disclosures either here or in MD&A about the reasons for 4th quarter earnings fluctuations. We note that 4th quarter earnings declined 50% whereas sales increased 22%. See the analogous guidance in paragraph 31 of APB 28.

Response:      Paragraph 31 of APB 28 states that in the absence of a separate fourth quarter report or disclosure of results, certain types of items should be disclosed. To the extent required under APB 28, we intend to address this through a brief summary in the MD&A. To the extent that the fluctuations are the result of our regular volatility due to our business model and not due to the items listed in paragraph 31 of APB 28, we will state that and provide a general discussion of reasons for the material fluctuations.

Executive Compensation

Compensation Discussion and Analysis

      Setting Executive Compensation

9.     We note that (i) you do not provide any information, including quantification, on the specific items of corporate performance taken into account in making base salary decisions (Items 402(b)(1)(v) of Regulation S-K); (ii) you do not identify how the maximum amount of an annual incentive bonus is determined; (iii) you state that the Board of Directors and the Compensation Committee have discretion in increasing or decreasing payouts to a named executive officer; however, you do not identify any particular exercises of discretion regarding compensation decisions (Item 402(b)(vi) of Regulation S-K); and (iv) you do not list any factors considered in deciding to increase or decrease compensation materially. In future filings, please address all of the requirements of Item 402(b) of Regulation S-K.

Response:      We will take into account these comments in our upcoming proxy and in other future filings. Subject to the specifics of our approach to compensation, we will address each item to the extent it applies, and, to the extent it does not, we will add clarifying disclosure, as necessary.

10.     In accordance with Item 402(b)(1)(xi) of Regulation S-K, in future filings please add a discussion related to payments in connection with a change in control event and how those payments are triggered. We note your discussion under subheading “Post-Employment Compensation.” In future filings, please expand your discussion in this section to itemize each payment made in connection with, but not limited to, (i) termination of a named executive officer’s employment following a change in control event, (ii) termination without cause or for good reason; (iii) termination other than without cause or for good reason. Also, further disclose whether the vesting of option awards is accelerated as a result of such events.

Response:      We will incorporate this disclosure in our next proxy statement and in other future filings.

11.     In your discussion of “Deferred Compensation Arrangements” in future filings please include a short summary     of the material terms with respect to payouts, withdrawals and other distributions. See Item 402(c)(3)(iii) of Regulation S-K.

Response:      We will incorporate this disclosure in our next proxy statement and in other future filings.

Signatures

12.     Please note in future filings that the Form 10-K must be signed by the principal accounting officer or controller of the company.

Response:      The Annual Report on Form 10-K for fiscal 2007 was signed by the principal accounting officer, as our Chief Financial Officer is both the principal financial officer and the principal accounting officer. We will disclose this in future filings as requested.

Form 10-Q for the Quarterly Period ended October 27, 2007

Results of Operations, page 19

13.     We note beginning in your Form 10-Q for the quarterly period ended October 27, 2007, you have begun to present your business within five reportable segments, and as a result, you now provide a separate discussion of net sales for each of your segments. In future filings, please expand your discussion of results of operations to also include a discussion of profitability and cash needs by segment. For example, the disclosure should clearly explain why operating income in the Live Events segment declined 60% in the quarter whereas the segment’s sales declined 22%. Refer to Section 501.06.a of the Financial Reporting Codification.

Response:      We will include this disclosure in future filings. Note that Section 501.06.a requires this type of disclosure specifically in preparing a “full fiscal year MD&A.” We have interpreted your comment to relate to future filings on Form 10-K based on this understanding.

Daktronics, Inc. hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to the Commission on these comments, and we would welcome any follow-up questions or concerns you may have after reviewing these responses. You may feel free to contact me directly at 605-692-0214. Also, please note that we have copied our securities attorney and auditors with this letter, as they obviously are closely involved in reviewing our disclosures and reporting practices.

Sincerely,
DAKTRONICS, INC.

/s/ William R. Retterath
William R. Retterath
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

cc:     Michele D. Vaillancourt, Winthrop & Weinstine, P.A.
      Christopher Larson, Ernst & Young LLP

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